Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: May 9, 2008

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 08-10 May 9, 2008

ELDORADO MAILS OFFER TO FRONTIER PACIFIC SHAREHOLDERS

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) announced today that Eldorado has filed its formal offer to acquire all of the outstanding shares of Frontier Pacific Mining Corporation (TSX-V: FRP ) (“Frontier Pacific”) with Canadian securities regulators and a registration statement with the U.S. Securities and Exchange Commission and has commenced the mailing of its offer and related documents to Frontier Pacific shareholders.

Pursuant to the offer, Frontier Pacific shareholders will receive 0.122 of an Eldorado common share and Cdn.$0.0001 in cash for every common share of Frontier Pacific. The offer will be open for acceptance until 5:00 pm (Toronto time) on June 17, 2008. The offer is subject to certain conditions, including, without limitation there being no adverse material change to Frontier Pacific and there being validly deposited under, and not withdrawn from, the offer at its expiry time that number of common shares which, when combined with all shares then held by Eldorado and its affiliates, represents not less than 66?% of the then outstanding common shares of Frontier Pacific on a fully-diluted basis. Full details of the terms and conditions of the offer are set out in the formal offer and take-over bid circular .

The offer represents a premium of 28.6%, based on the closing prices of Eldorado’s and Frontier Pacific’s shares on the TSX and TSX-V on April 18, 2008 and a premium of 35.5% based on the 10-day volume-weighted average share prices of both companies on the TSX and TSX-V on April 18, 2008.

“We are pleased by the positive reception our offer has received from both Frontier Pacific and Eldorado shareholders and remain open to conclude this transaction on a consensual basis with the directors and management of Frontier Pacific,” said Paul Wright, Eldorado’s President and Chief Executive Officer, “This offer has presented Frontier Pacific shareholders with a significant premium for their shares and an attractive opportunity to join with an emerging mid-tier gold producer that will have a leading competitive position within the Aegean region and possess the financial and technical capabilities to successfully permit and develop the Perama Hill gold project.”

On April 20, 2008, Frontier Pacific’s largest shareholder Dundee Precious Metals, Inc., agreed to tender 41,942,800 shares, or approximately 25.5% of Frontier Pacific’s outstanding common shares, to Eldorado’s offer.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier Pacific. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

Eldorado has also filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement, which includes the offer and take-over bid circular and prospectus relating to its offer to Frontier Pacific shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER

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RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

Eldorado’s financial adviser is Macquarie Capital Markets Canada Ltd. Its legal advisors are Borden Ladner Gervais LLP in Canada and Dorsey & Whitney LLP in the United States.

How to Tender

Frontier Pacific shareholders wishing to accept the Eldorado offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier Pacific shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier Pacific shares are held by a broker or other financial intermediary, Frontier Pacific shareholders should contact such intermediary and instruct it to tender their Frontier Pacific shares.

Market Purchases by Eldorado

During the term of its offer, Eldorado intends and reserves the right to purchase common shares of Frontier Pacific through the facilities of the TSX-Vother than under the terms of the offer, provided:

•	the number of common shares of Frontier Pacific beneficially acquired does not exceed 5% of the outstanding common shares of Frontier Pacific as of the date of the offer;
•	the purchases are made in the normal course through the facilities of the TSX-V;
•

Eldorado issues and files a news release containing the information required under Section 2.2(3) of Multilateral Instrument 62-104 and Section 2.1 of OSC Rule 62-504 immediately after the close of business of the TSX-V on each day in which common shares of Frontier Pacific have been purchased;

•	no broker acting for Eldorado performs services beyond the customary broker’s function in regards to the purchases;
•	no broker acting for Eldorado receives more than the usual fees or commissions in regard to the purchases then are charged for comparable services performed by the broker in the normal course;
•

Eldorado or any person acting for Eldorado does not solicit or arrange for the solicitation of offers to sell common shares of Frontier Pacific, except for the solicitation by Eldorado or members of the soliciting dealer group under the offer; and

•	the seller or any person acting for the seller does not, to the knowledge of Eldorado, solicit or arrange for the solicitaiton of offers to buy securities of the class subject to the offer.

Such purchases of Frontier Pacific’s common shares through the facilities of the TSX-V shall be counted in any determination as to whether the 66?% minimum tender condition to the offer has been fulfilled.

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About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and the surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

//Paul N. Wright//

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31.2008. Forward-looking statements herein include statements regarding the expectations and beliefs of management. Such factors include, amongst others the following: the level of acceptance of the offer by Frontier Pacific shareholders; the integration of Frontier Pacific’s operations with Eldorado’s operations, in the event of a successful offer; gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; permitting risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31,2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@Eldoradogold.com	Web site: www.Eldoradogold.com

Request for information packages: laurelw@Eldorado.com

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